UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission file number: 000-49976

NOTIFICATION OF LATE FILING

(Check One):	☒Form 10-KSB ☐Form 20-F ☐Form 11-K
☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Alliance Bankshares Corporation
Full Name of Registrant

n/a
Former Name if Applicable

14280 Park Meadow Drive #350
Chantilly, Virginia 20151
Address of Principal Executive Office

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     Although management of Alliance Bankshares Corporation (the “Registrant”) has been working diligently to complete all the required information for its annual report on Form 10-KSB for the fiscal year ended December 31, 2002, and a substantial part of such information has been completed as of this date, the Registrant is experiencing difficulties finalizing certain required disclosures in order to complete the filing of its Form 10-KSB by the prescribed due date. It is anticipated that such information will be produced and that the Form 10-KSB will be filed as soon as possible (and no later than the fifteenth calendar day following the prescribed due date). The foregoing difficulty could not be eliminated by the Registrant without unreasonable effort and expense.

PART IV— OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Paul M. Harbolick, Jr.	(703)	814-7207
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [  ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ]Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alliance Bankshares Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 28, 2003	By:	/s/ Paul M. Harbolick, Jr.
Executive Vice President and Chief Financial Officer